MAIL STOP 3561

June 27, 2006

Mr. Gary Woerz
Chief Financial Officer
Larrea Biosciences Corporation
4119 Montrose, Suite 230
Houston, TX 77006

>   **Re: Larrea Biosciences Corporation**
>   **Item 4.01 Form 8-K/A**
>   **Filed June 26, 2006**
>   **File No. 000-50281**

Dear Mr. Woerz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K/A filed June 26, 2006

1. Your amended filing did not respond to our prior comment 2, so the comment will be reissued. In Item 4.01(a)(1)(i) of your filing you disclose Madsen & Associates, CPAs, Inc. was dismissed, yet in paragraph two of Item 4.01(a)(1) you disclose their resignation. Please amend your filing to consistently disclose the reason behind your change in accountants (e.g. dismissal, resignation, etc.) in accordance with Item 304(a)(1)(i) of Regulation S-B.
2. Your amended filing did not respond to our prior comment 3, so the comment will be reissued. Please amend your Form 8-K to indicate the appropriate level of corporate

Gary Woerz
Larrea Biosciences Corporation
June 27, 2006
Page 2

 approval (e.g. Board of Directors) for the dismissal of Madsen & Associates, CPA's, Inc., in accordance with Item 304(a)(1)(iii) of Regulation S-B.
3. Your amended filing included a letter from Madsen & Associates dated August 31, 2005, thus prior comment 4 will be reissued. Please file an <u>updated</u> letter from Madsen & Associates, CPA's, Inc. as Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-B. This letter should reflect their agreement or disagreement with any disclosures in your amended Form 8-K filing.

 As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

 If you have any questions, please call me at (202) 551-3390

  Sincerely,

  Brian K. Bhandari
  Staff Accountant